N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

        As of December 31st 2017

Fund	Name of Person	Ownership % of Series

	As of July 1st 2017

Fund	Name of Person	Ownership % of Series
Columbia Acorn USA Fund	State Street Bank & Trust Company TTEE of the Trust for the New York State Deferred Compensation Plan	46.23%